Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES (AS RESTATED)

	Years Ended March 31,
(in thousands)	2015 As Restated	2014 As Restated	2013 As Restated	2012	2011

Pretax income from continuing operations	$(8,265)	$(60,989)	$53,025	$54,158	$32,849

Distributed income of equity investees	—	843	998	1,480	—

Fixed charges	120,953	124,496	121,756	113,852	107,975

Earnings	(112,688)	64,350	175,779	169,490	140,824

Interest	113,481	114,058	111,050	103,500	98,561

Amortization of charges and other	7,472	10,438	10,706	10,352	9,414

Fixed Charges	120,953	124,496	121,756	113,852	107,975

Ratio of Earnings to Fixed Charges	n/a	n/a	1.44	1.49	1.30

Coverage Deficiency	8,265	60,146	n/a	n/a	n/a